Star Equity Fund Issues Statement on Gyrodyne’s 2022 AGM

AGM Election Results Confirm Significant Shareholder Frustration

Old Greenwich, CT – August 30, 2022 – Star Equity Fund, LP (“Star Equity Fund” or “we”), a 5% shareholder of Gyrodyne, LLC (Nasdaq: GYRO) (“Gyrodyne” or the “Company”) that seeks to unlock shareholder value and improve corporate governance at its portfolio companies, responds today to the results of Gyrodyne’s 2022 Annual General Meeting of Shareholders (“AGM”) where the majority of Gyrodyne shareholders voted in solidarity with our views.

On August 1, we issued a press release announcing our intentions to vote WITHHOLD on the re-election of incumbent board members Paul Lamb and Richard Smith due to their track record of poor corporate governance at Gyrodyne. We also announced our intention to vote AGAINST the Company’s executive compensation as a signal to Gyrodyne’s incumbent board of directors (the “Board”) on the poor structure of its Retention Bonus Plan (the “Bonus Plan”). Furthermore, proxy advisory firms ISS and Glass Lewis both independently recommended voting in line with our announced intentions.

On August 24, 2022, the Company held its AGM, and a staggering 56% of votes cast voted WITHHOLD on the reelection of both Lamb and Smith. This WITHHOLD rate represents a continuation of growing shareholder frustration, having increased from 34% in 2020 to 40% in 2021. In fact, many companies have auto-resignation provisions in their bylaws requiring resignation if the WITHHOLD vote is greater than 50%. In addition, 57% of votes cast voted against the approval of the Company’s executive compensation in a non-binding advisory vote, another sign of significant shareholder frustration.

It is abundantly clear that Gyrodyne’s Board lacks shareholder support. For years, shareholders have endured value destruction and neglect at the hands of a misaligned Board, who receives an egregious 65% of the payout under the Bonus Plan. Additionally, the Board has amended the Bonus Plan so that it cannot be materially modified, suspended, or terminated and has done so without shareholder approval. We believe this plan unfairly benefits a poorly performing Board to the detriment of shareholders, and the Company’s Board and management should instead own stock. We continue to believe the Board is incentivized to protract the dissolution of the Company because they receive compensation in the interim and are more concerned with maximizing their bonus payout under the Bonus Plan rather than maximizing net present value for shareholders.

Although we are pleased that shareholders voted in alignment with our views, this is only a first step. We maintain our commitment to advocate for the interests of all Gyrodyne shareholders and remain ready to act accordingly in the future.

About Star Equity Fund, LP
Star Equity Fund, LP is an investment fund managed by Star Equity Holdings, Inc. Star Equity Fund seeks to unlock shareholder value and improve corporate governance at its portfolio companies.

About Star Equity Holdings, Inc.
Star Equity Holdings, Inc. is a diversified holding company with three divisions: Healthcare, Construction, and Investments.

For more information contact:

Star Equity Fund, LP	The Equity Group
Jeffrey E. Eberwein	Lena Cati
Portfolio Manager	Senior Vice President
203-489-9501	212-836-9611
jeff.eberwein@starequity.com	lcati@equityny.com